AAA MINERALS INC.
                                 3841 Amador Way
                                  Reno, Nevada
                        Telephone and fax: (775) 827-2324


December 9, 2004

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0304

Attention:  Craig Slivka

Dear Sirs:

Re:      AAA Minerals Inc. - Registration Statement on
         Form SB-2 dated October 20, 2004 - File No. 333-113845
         -------------------------------------------------------

Further to your letters dated April 22, 2004 and April 29, 2004 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:
General
-------
        1. Please revise your prospectus to disclose Mr. Soloski's relationship to AAA Minerals Inc's registration statement, including his activities in connection with the filing, and describe recent legal proceedings involving Mr. Soloski.

                 We have provided the following disclosure:

                 "Warren J. Soloski, our legal counsel, has provided an opinion on the validity of our common stock. We retained him solely for the purpose of providing this opinion and have not received any other legal services from him.

                 On April 2, 2004, the Securities & Exchange Commission filed suit against Mr. Soloski and others for alleged violations of the anti-fraud, securities registration, periodic and current reporting,and beneficial ownership reporting provisions of the federal securities laws.

                 The Commission also brought an enforcement action against Mr. Soloski for insider trading in connection with the sale of shares in Pay Pop, Inc. based upon material nonpublic information he obtained while acting as Pay Pop, Inc.'s attorney. Mr. Soloski sold his 10,000 Pay Pop, Inc. shares for $956.41, thereby avoiding losses of $922.14."

        2. Insert a small scale map showing the location and access to your property.

                 We have inserted a small scale map of the property as an exhibit.

Summary
-------
        3. Please disclose when you purchased the claims from Jesse Wall and Carla Bird.

                 We purchased the claims from Jesse Wall and Carla Bird on June 23, 2004.

        4.       We  note  that  you  purchased  the  claims  in   exchange  for
                 500,000 shares of your common stock. Please disclose the dollar value placed on that transaction.

                 We have disclosed that the shares were issued at a deemed price of $0.001 each, for a total deemed value of $500.

        5. With respect to the purchased claims in exchange for 500,000 shares of your common stock, your attention is directed to Instruction to Item 404(d)(3) of Regulation S-B. Please revise and advise.

                 We have disclosed that the vendors acquired title to the BA property for $10,000 in April 2004.

Risk Factors
------------
        6. To the extent possible, please avoid the generic conclusion that you make in several of your risk factors that the risk discussed would cause your business to fail or that it would be negatively affected. Instead, replace this language with more specific disclosure of how your financial condition would be affected as well as putting the risk in context by making the magnitude of the risk clear.

                 We have revised our risk factor disclosure to more specifically identify the result of each risk occurring.

        7. The subheading of risk factor 6 merely states a fact and does not adequately reflect the risk that follows. Please revise your subheadings to succinctly state the risks you discuss in the text. We refer you to "A Plain English Handbook- How to Create Clear SEC Disclosure Documents," issued by the Office of Investor Education and Assistance, which is available on our website at www.sec.gov, and the updated version of Staff Legal Bulletin No.7, dated June 7, 1999.

                 We have revised risk factor headings to adequately reflect the risk that follows.

Directors, Executive Officers, Promoters and Control Persons
------------------------------------------------------------
        8. Please disclose when Dr. Abbott started working for Big Bar Gold Corporation.

                 Dr. Abbott started working for Big Bar Gold Corporation in November 2003.

        9. Please disclose nature of Tornado Gold International Corp.'s business and Dr. Abbott's duties for this firm. Please disclose when he started working for Tornado.

                 Tornado Gold International Corp. is involved in mineral property exploration and that Dr. Abbott is responsible for managing the day to day affairs of the company, reviewing all geological data and evaluating and acquiring property holdings. Dr. Abbott started working for Tornado in April 2004.

       10.       Please   disclose  the time  period  Mr. LaPrairie  worked  for
                 Vanadium  International, Inc.

                 Mr. LaPrairie worked for Vanadium International, Inc. from August 1998 to November 2001.

       11. Please disclose the time period Mr. LaPrairie worked for the State of Nevada's Division of Environmental Protection and describe his duties.

                 Mr. LaPrairie worked for the State of Nevada's Division of Environmental Protection from April 1994 to July 2004 as an environmental engineer involved in permitting, engineering, and technical assistance in the solid waste branch.

       12. We note that Dr. Abbott devotes 25% of his business time to your affairs and Mr. LaPrairie devotes 10%. Please disclose precisely Dr. Abbott's and Mr. LaPrairie's duties.

                 Dr.Abbott is responsible for overseeing our day to day affairs, including all administrative aspects. In addition, he is primarily responsible for managing our business operations concerning the acquisition and exploration of mineral properties. Mr. LaPrairie is also responsible for our acquisition and exploration of mineral properties.

Interests of Named Experts and Counsel
--------------------------------------
       13. We note your statement that no expert or counsel named in this prospectus had, or is to receive, in connection with the offering, a "substantial" interest, direct or indirect, in you. Please define substantial interest.

                 We have removed the word "substantial" from our disclosure. No expert or counsel has any interest in our company.

Description of Business
-----------------------
       14. Discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.

                  We have added the following disclosure:

                  "Mineral  property   exploration  is  typically  conducted  in
                  phases. Each subsequent phase of exploration work is recommended by a geologist based on the results from the most recent phase of exploration.

                  We have not yet commenced the initial phase of exploration on the BA property. Once we complete each phase of exploration, we will make a decision as to whether or not we proceed with each successive phase based upon the analysis of the results of that program. Our directors will make this decision based upon the recommendations of the independent geologist who oversees the program and records the results."

       15. Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if your have a commercial1y viable mineral deposit, a reserve.

                 We have added the following:

                 "Even if we complete the currently recommended exploration programs on the BA property and they are successful, we will need to spend substantial additional funds on further drilling and engineering studies before we will ever know if there is a commercially viable mineral deposit, a reserve, on the property."

       16.       Disclose:

                 - The nature of your ownership or interest in the property.

                 We have disclosed that we own a 100% beneficial interest in the claims and are in the process of registering the claims comprising the BA property in our name.

                 - Any other underlying agreements or interests in the property.

                 There are no other underlying agreements or interests in the property.

                 - In a table,  provide  names,  claim or grant number,  date of
                 recording   and   expiration   date,  so  your  claims  can  be
                 distinguished from other claims in the area.

                 We have added the requested table to our disclosure.

                 - Disclose the conditions you must meet to keep these claims.

                 In order to keep the claims comprising the BA property in good standing, we must incur at least $22,000 in exploration work on the claims prior to November 14, 2006. The expiry date is thereby extended for an additional two years.

                 - Disclose the area of your claims, either in hectares or acres.

                 We  have  disclosed  that  the  area  of the  claims  is  2,500 hectares.

                 Revise to fully discuss the material terms of your land or mineral right securing agreements. Refer to paragraph (b)(2) of Industry Guide 7.

                 We have disclosed the following in the section entitled "BA Property Purchase Agreement":

                 "On June 23, 2004, we entered into an agreement with Carla Bird and Jessie M. Wall, whereby they agreed to sell to us a total of five mineral claims located in the Lillooet Mining Division, British Columbia. In order to acquire a 100% interest in these claims, we issued 250,000 of our common shares each to Ms. Bird and Ms. Wall. At the closing of the agreement, we were required to deliver certificates to the vendors representing a total of 500,000 shares of restricted common stock in our capital. They were required to deliver to us a bill of sale absolute that allows us to register a 100% interest in the claims comprising the BA property in our name.

                 Other than selling the BA claims to us, neither Ms. Bird nor Ms. Wall have had any relationship or affiliation with us or our management."

       17. For your property, provide the disclosures required by Industry Guide 7 (b). In particular, provide:

                 - A brief description of the rock formation and mineralization of existing or potential economic significance on the property.

                 We have described the rock formation and  mineralization of the
                 property   in  the   section   entitled   "Mineralization   and
                 Exploration History"

                 - A description of the present condition of the property.

                 The property is free of mineral workings as only initial sampling has been conducted on the claims.

                 - A description of any work completed on the property.

                 An initial sampling program was conducted on the property which resulted in the discovery of anomalous levels of copper, gold, silver and barium.

                 -  A  description   of  equipment   and  other   infrastructure
                 facilities.

                 There is no equipment or other infrastructure facilities located on the property.

                 - The current state of exploration of the property.

                 There is no exploration currently being conducted on the property. We expect to commence an initial phase of exploration on the claims in the spring of 2005, as outlined in our response to question 19.

                 - The total cost of your property incurred to date and planned future costs.

                 We have not incurred any exploration expenditures on the BA property to date. The planned future costs are detailed in the section entitled "Geological Report: BA Property".

                 - The source of power that can be utilized at the property.

                 There is no power source located on the property. We will need to use portable generators if we require a power source for exploration of the property.

                 - If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

                 We have stated the following:

                 "The BA property is without known reserves. Our proposed programs are exploratory in nature."

                 - Supplementally provide a copy of Mr. Macdonald's geologic report.

                 We enclose a copy of Mr. Macdonald's geology report respecting the BA property.

       18. As a general checklist, when reporting the results of sampling and chemical analyses:

                 - Disclose only weighed-average sample analyses associated with a measured length or a substantial volume. - Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
                 - Eliminate a disclosure of the highest values or grades of sample sets. - Eliminate grades disclosed as "up to" or "as high as." - Eliminate statements containing grade and/or sample-width ranges. - Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
                 - Generally use tables to improve readability of sample and drilling data. - Soil samples may be disclosed as a weighted average va1ue over some area. - Refrain from reporting single soil sample values. - Convert all ppb quantities to ppm quantities for disclosure.

                 Because only a limited number of grab samples have been gathered from the BA property to date, we have not provided any quantitative data respecting results.

       19. Expand your disclosure about your exploration plans for your properties.

                 - Disclose a brief geological justification for each of your exploration projects written in non-technical language.

                 We have provided the following non-technical justification for the proposed exploration for the BA property:

                 "The mapping portion of the program will allow us to determine which areas of the property have shown the greatest potential to host a mineral deposit. The sampling portion of the program will allow us to determine which areas of the property have the highest precious or base mineral content. We can then focus future exploration in these areas."

                 - Give a break down of your exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

                 We have provided the following breakdown of our exploration budget and timetable. All of the amounts relate to mapping and surface sampling:

                 "Mr. Macdonald proposes the following budget for this initial phase of exploration:

                         Geologist                            $800
                         Technician                           $400
                         Room and board                       $200
                         Supplies                             $200
                         Helicopter                         $2,400
                         Assays                               $900
                         Report                             $1,000
                         Filing Fees                          $400

                         Total:                             $6,200

                 This first phase of exploration is scheduled for the spring of 2005 and is estimated to take one month to complete.

                 Based upon the results from this initial phase, Mr. Macdonald recommends a phase two program consisting of more detailed mapping and sampling of areas of interest determined as a result of the phase one exploration program. The proposed budget for the second phase is as follows:

                         Geologist                          $2,000
                         Technician                         $1,000
                         Room and board                       $500
                         Supplies                             $200
                         Helicopter                         $3,600
                         Assays                             $1,500
                         Report                             $2,000
                         Filing Fees                          $800

                         Total:                            $11,600

                 This second phase of exploration is scheduled for the summer of 2005 and is estimated to take one month to complete."

                 - If there is a phased program planned, briefly outline all phases.

                 We have outlined the phases in the section entitled "Geological
                 Report: BA Property".

       20. We note your statement that you will be engaged in the acquisition, and exploration of mineral properties with a view to exploiting any mineral deposits that demonstrate economic feasibility. Please disclose what you mean by economic feasibility. Disclose the economic parameters that need to exist for further exploration.

                 Economic feasibility refers to an evaluation completed by an engineer or geologist whereby he or she analyses whether profitable mining operations can be undertaken on the property. We intend to continue exploration on the BA property until the geologist that oversees a program advises us that it is unlikely that the claims could contain a mineral deposit.

       21. Please disclose the value of the mineral claims you purchased for 500,000 shares of your common stock.

                 We issued the 500,000 shares at a deemed price of $0.001 each for a total deemed value of $500.

       22. Please disclose when and for how much Ms. Bird and Ms. Wall acquired the mining claims that you purchased.

                 We have disclosed that Ms. Bird and Ms. Wall purchased the claims for $10,000 in April 2004.

       23. Please disclose whether Ms. Bird and Ms. Wall conducted any work on the mineral claims. Please describe this work, its costs, and duration.

                 Ms. Bird and Ms. Wall did not conduct any work on the mineral claims prior to selling them to us.

       24. Please disclose whether Ms. Bird and Ms. Wall paid money to the British Columbia government in order to maintain the claims in good standing. Please disclose the amount paid.

                 Ms. Bird and Ms. Wall did not pay any money to the British Columbia government in order to maintain the claims in good standing.

       25.       Update  to  the  latest   practicable   date,   the  amount  of
                 exploration and/or money paid to the government of British Columbia to maintain your claims in good standing.

                 We do not have any record of amounts that owners of the claims have paid the British Columbia government in order to maintain the claims in good standing. This information is not public. Neither we nor the vendors of the claims have made such payments. The claims comprising the BA property are in good standing until November 14, 2006.

       26. We note that you have the right to explore for mineralization as long as it does not unreasonably disturb the fee simple owner's use of the land. We also note that the fee simple owner has the right to sell title to the land to a third party. Please consider a risk factor associated with these issues.

                 We have added the following risk factor:

                 "BECAUSE WE ONLY HAVE MINERAL EXPLORATION RIGHTS TO THE BA PROPERTY, THE LANDOWNER MAY BE ABLE TO PREVENT US FROM CONDUCTING EXPLORATION ON THE CLAIMS.

                 We hold the exclusive right to explore the BA property for mineralization and to remove minerals from the property. However, our rights are subject to those held by the fee simple property owner, the government of British Columbia, to make use of the land. If the government decides to develop, sell or make any other use of the land, our right to explore the property could be impacted. As a result, we would not be able to continue exploration on the property and we would be forced to abandon our business plan."

       27. Please disclose whether the property is accessible by means other than helicopter.

                 We have disclosed that the property is not accessible except by helicopter.

       28. Please disclose whether your officers and directors have ever been to the property.

                 Our officers and directors have not ever been to the property.

       29. Please disclose whether the prior owners of your claim ever visited the property.

                 The prior owners of the claims have not ever been to the property.

       30. We note that the BA property was discovered in 2003 during a helicopter reconnaissance trip commissioned to locate mineralized areas. Please disclose who took the trip and who commissioned the trip. Also, please disclose how mineralization is discovered through such aerial reconnaissance.

                 George Nicholson, a professional geologist, discovered the BA property in 2003 during a self-commissioned helicopter reconnaissance trip to located mineralized areas newly exposed due to the retreat of glaciers. Mineralization is discovered through aerial reconnaissance through the detection of gossans. Gossans are rusty colored surface rock which is caused by the oxidation of pyrite, more commonly known as "fool's gold". Since pyrite is often associated with ore deposits, gossans can be a guide to ore.

       31.       Please  disclose   when   the  report  by   Mr.  Macdonald  was
                 commissioned  and by whom it was commissioned.

                 We commissioned Mr. Macdonald's report in June 2004.

       32. Please disclose when the BA property report was completed and what precisely Mr. Macdonald did to prepare the report. For instance, did he visit the property, review government records, and take samples? How are samples retrieved? Please discuss the precise conclusions of Macdonald's report.

                 Mr. Macdonald completed the report during June and July 2004. His report is based upon a review of exploration data filed with the British Columbia government. Mr. Macdonald did not attend the property or conduct any exploration as part of its report preparation.

       33. Please disclose the name of the laboratory to which the samples from the property were sent. Please disclose whether and how this laboratory is affiliated with you.

                 We were not involved in the previous sampling program conducted on the property and are not aware of the laboratory that processed the samples. We are not affiliated with any assay analyzing laboratory in any event.

       34. We note that Mr. Macdonald recommends two phases of exploration and that the second phase will be more detailed.Please disclose in what way(s) this phase will be more detailed.

                 The program will be more detailed in that a greater number of samples will be gathered and, as a result, more sampling data will be mapped.

       35. Please disclose the roles of the technician and geologist in future exploratory phases.

                 In a mapping and sampling program, the geologist is responsible for making observations regarding property rock formations, plotting data on property maps and choosing sample locations. The technician is essentially an assistant to the geologist who carries equipment, places flags on sample areas, takes the samples and properly labels them.

       36. Please disclose the types of supplies that you anticipate using in future exploration.

                 In our initial two phases of exploration, we anticipate using sample bags, metal sample tags, record books, sample cards, flagging materials and maps.

Compliance with Government Regulations
--------------------------------------
       37. We note that subsequent drilling during exploration will require reclamation work and that this reclamation is not expected to exceed $10,000. Please provide a basis for this expectation.

                 The  basis for the  expectation  that  reclamation  work is not
                 expected  to  exceed  $10,000  is  based  on  Mr.   Macdonald's
                 experience in conducting such exploration programs.

Plan of Operation
------------------
       38. Please identify Mr. McCrossan as discussed in the second paragraph on page 24.

                 Mr. McCrossan is another geologist that we may use to conduct exploration on the property given his familiarity with the region. We do not have an agreement with him in this regard.

       39.       Please  disclose  whether   you   have   any   agreements  with
                 Mr. Macdonald.  Please file all agreements as exhibits.

                 We have disclosed the following regarding Mr. Macdonald and Mr. McCrossan:

                 "We do not have any verbal or written agreement regarding the retention of Mr. Macdonald or Mr. McCrossan for this exploration program, though both have indicated that if they are available, they are prepared to provide their services."


       40.       Please discuss how long you can satisfy your cash requirements.

                 We  will  be  able  to  satisfy  our  cash   requirements   for
                 approximately seven months.

       41. Please discuss your plan of operations for the next twelve months in more detail. Please provide detailed milestones to the business plan, taking the company to the point of generating first revenues.

                 We have expanded our plan of operations for the next twelve months. We have also disclosed that we do not intend to generate any revenue during this period.

Certain Relationships and Related Transactions
----------------------------------------------
       42. We note your statement that "none of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us: * Any of our directors or officers; * Any person proposed as a nominee for election as a director; "*Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; * our sole promoter, Dr. Earl Abbott; and * Any relative or spouse of any of the foregoing persons who has the same house as such person." Please disclose whether the foregoing applies to those who own more than 5% of your common stock and the immediate family members of directors, director nominees, executive officers, and owners of 5% or more of your common stock.

                 This representation also applies to those who own more than 5% of our common stock, as well as the immediate family members of directors, director nominees, executive officers and owners of 5% or more of our common stock.

Recent Sales of Unregistered Securities
---------------------------------------
       43. Please discuss the facts relied upon to make available the exemption under which you sold unregistered securities to Jesse Wall and Carla Bird.

                 We have added the following additional disclosure regarding the exemption:

                 "In connection with this issuance, Ms. Wall and Ms. Bird were provided with access to all material aspects of the company, including the business, management, offering details, risk factors and financial statements. They also represented to us that they were each acquiring the shares as principal for their own accounts with investment intent. They also each represented that they were sophisticated, having prior investment experience and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed decision. This issuance of securities was not accompanied by general advertisement or general solicitation. The shares were issued with a Rule 144 restrictive legend."

       44. We note the recent sales of unregistered securities. Your attention is directed to the disclosure requirements to Item 701 of Regulation S-B. Revise to provide the basis for the noted exemptions.


                 The basis for the noted exemptions is provided in the section entitled "Regulation S Compliance".

Accountants Report
------------------
       45. The report of the Chartered Accountants on page 29 should reference "the standards of the Public Company Accounting
                 Oversight Board (United States)," rather than generally accepted auditing standards. Please refer to PCAOB Auditing
                 Standard No.1 and SEC Release No. 33-8422. Also, please include both the printed name of the firm and the authorized signature of the firm. See Rule 302 of Regulation S-T and revise accordingly.

                 The Chartered Accountants have revised their report so that it references the standards of the Public Company Accounting Oversight Board (United States). The printed name of the firm and the authorized signature of the firm are also included.

General
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       46.       Your  attention  is  directed to Item 310(g) of  Regulation S-B and the possible need for updated financial statements and related disclosures.

                 The financial statements included in our amended filing are compliant with Item 310(g) of Regulation S-B.


       47. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement. The consent in Exhibit 23.1 should be signed in the name of the firm rather than an individual partner.Please revise.

                 We have included an updated independent accountants' consent with our amended filing.

         Yours truly,

         /s/ Earl Abbott

         Dr. Earl Abbott, President
         AAA MINERALS INC.